Mercury New Holdco, Inc.

c/o Media General, Inc.

333 E. Franklin Street

Richmond, Virginia 23219

(804) 887-5000

July 22, 2014

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Re:      Mercury New Holdco, Inc.

Registration Statement on Form S-4

File No. 333-195850

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mercury New Holdco, Inc. (“New Holdco”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (“Registration Statement”) to 10:00 a.m., Washington, D.C. time, on Thursday, July 24, 2014, or as soon thereafter as it is practicable.

New Holdco confirms that it is not aware of any material adverse trends in the businesses of LIN Media LLC or Media General, Inc. (both of which will be held by New Holdco after closing of the transactions described in the Registration Statement) that are not disclosed in the Registration Statement.

New Holdco acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve New Holdco from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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New Holdco may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MERCURY NEW HOLDCO, INC. By: /s/ Andrew C. Carington Name: Andrew C. Carington Title: Secretary